Filed by Nuveen Municipal High Income Opportunity Fund

(Commission File No. 333-290590)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen New Jersey Quality Municipal Income Fund

(Commission File No. 811-09455)

Dear Shareholder,

Time is running out! The Nuveen New Jersey Quality Municipal Income Fund shareholder meeting is scheduled to be held Thursday, March 19, 2026. The Board strongly encourages all shareholders to cast their votes, make their voices heard, and ensure the meeting proceeds without the need for an adjournment.

The proxy statement contains all the essential information about the proposals. Please review the statement and consider the potential benefits that the proposals could bring to the Nuveen New Jersey Quality Municipal Income Fund.

If you have any questions or need assistance with submitting your vote, please do not hesitate to contact us. Our team is available to assist you from 9:00 am to 11:00 pm Eastern Time on weekdays and from Noon to 6:00 pm Eastern Time on Saturday.

To record your vote, please call toll-free <<Toll Free Number>> and provide reference number <<GS Number>>.

Your participation is of the utmost importance. The meeting is less than 10 days away and your vote, regardless of how many shares you own, is critical to ensure that enough votes are received to successfully hold the meeting. We appreciate your continued support and eagerly anticipate your contribution.

Thank you for your attention to this matter.

Sincerely,

<<Supervisor>>
<<GS Number>>
Computershare
<<Toll Free Number>>
51 West 52nd Street, 6th Floor
New York, NY 10019
www.cfs.computershare.com

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